Exhibit 99.1

BiondVax announces Third Quarter 2022 Financial Results and Provides Business Update

Jerusalem, Israel – November 30, 2022 - BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), which focuses on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases, today published its financial results for the quarter ended Sept. 30, 2022, and provided a business update.

Business Update

●	The strategic research collaboration between BiondVax, the Max Planck Institute for Multidisciplinary Sciences (MPG), and the University Medical Center Göttingen (UMG) towards the development of a pipeline of innovative nanosized antibody (NanoAb) therapies is proceeding according to plan:

●	A preclinical proof-of-concept study of the COVID-19 NanoAb as an inhaled therapy in COVID-19-infected animals is being conducted in Germany. Using an industry-standard animal model, the study has compared weight loss in two groups of hamsters after infection with SARS-COV-2. As reported yesterday, compared to their weight immediately prior to infection, the control group’s weight declined on average 12.01%, while the weight of the experimental group, which was administered BiondVax’s NanoAb through inhalation, declined on average only 3.80%, a highly statistically significant result (p<0.001).

●	The trial is expected to continue in January 2023 with additional arms testing lower therapeutic doses and a prophylactic dose of the inhaled COVID-19 NanoAb. A first-in-human Phase 1/2a clinical trial of the COVID-19 NanoAb inhaled therapy will be initiated in 2023.

●	The next NanoAbs to be developed will target IL-17 as drug candidates for the potential treatment of psoriasis, psoriatic arthritis and other autoimmune diseases.

●	As previously reported, BiondVax has received notice of non-compliance with Nasdaq listing rules regarding minimum Shareholders’ Equity and minimum share bid price.

●	To regain compliance with bid price requirements, the Company executed a ratio change between its ordinary shares and its American Depositary Shares (ADSs) traded on the Nasdaq exchange effective Nov. 25, 2022. The new ratio is 400 ordinary shares for each ADS (changing from 40 ordinary shares for each ADS). Based on communications from Nasdaq, the Company expects to regain compliance once the ADS price closes above $1 per share for 10 consecutive trading days.

●	The Company has responded to Nasdaq with a plan to regain compliance with the minimum Shareholders’ Equity requirement. As previously communicated, on Aug. 15, the Company signed with its main lender, the European Investment Bank, a new financial contract restructuring the repayment schedule of its €24 million debt. The value generated to shareholders by the debt repayment terms restructuring was $3.161 million as reflected in “other income” in the current Q3 2022 financial report. This by itself brought the shareholders’ value to above the minimum threshold to meet Nasdaq requirements as of Sept. 30, 2022. BiondVax is currently communicating its plans with Nasdaq and will announce once Nasdaq determines that it is back in compliance.

●	BiondVax leadership has recently presented in person at the following conferences: HCW 24th Annual Global Investment Conference, LD Micro Main Event XV, and RAFT 14. BiondVax’s CEO Amir Reichman is scheduled to present in person at the Biotech Showcase, held in conjunction with the annual JPM Healthcare Conference in San Francisco on Jan. 9 to 11, 2023. He also plans to present in person at the BIO CEO & Investor Conference taking place in New York on Feb. 6 to 9, 2023. Investors and industry leaders interested in meeting with Mr. Reichman may contact the company via the contact information provided below.

Third Quarter 2022 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.543 (NIS/$US), the rate as of the close of business on Sept. 30, 2022.

●	R&D expenses for the three months ended Sept. 30, 2022, were NIS 3.9 million ($1.1 million) compared to NIS 2 million for the three months ended Sept. 30, 2021. Total R&D expenses for the nine months ended Sept. 30, 2022, were NIS 14.1 million ($3.9 million) compared to NIS 6.7 million for the nine months ended Sept. 30, 2021. These increases were primarily due to drug development activities related to the new COVID-19 NanoAb program licensed from Max-Planck-Innovation GmbH in December 2021.

●	Marketing, general and administrative expenses for the three months ended Sept. 30, 2022, were NIS 3.3 million ($1 million) compared to NIS 6.0 million for the three months ended Sept. 30, 2021. Total marketing, general and administrative expenses for the nine months ended Sept. 30, 2022, were NIS 12.2 million ($3.4 million) compared to NIS 17 million for the nine months ended Sept. 30, 2021. These decreases were primarily due to reduced salaries and related expenses of NIS 0.36 million, share-based payment of NIS 2.2 million, directors’ fees of NIS 0.8 million and professional services of NIS 1.6 million

●	Other income: For the three months ended Sept. 30, 2022, the Company recorded ‘other income’ in the amount of NIS 11,201 ($3,161) as a result of the EIB loan revaluation. No additional other income’ was recorded in the first nine months of 2022.

●	Financial expenses for the three months ended Sept. 30, 2022, were NIS 0.1 million compared to NIS 0.8 million for the three months ended Sept. 30, 2021. Financial expenses for the nine months ended Sept. 30, 2022, were NIS 3.3 million ($0.9 million) compared to NIS 5.3 million for the nine months ended Sept. 30, 2021. These decreases were primarily due to currency exchange differences and EIB loan financial valuation expenses.

●	Total operating expenses / income for the three months ended Sept. 30, 2022, were income of NIS 3.8 million ($1.08 million) compared to expenses of NIS 8.2 million for the three months ended Sept. 30, 2021. Total operating expenses for the nine months ended Sept. 30, 2022, were NIS 15.2 million ($4.2 million) compared to NIS 23.2 million for the nine months ended Sept. 30, 2021.

●	Net Profit / loss for the three months ended Sept. 30, 2022, was a profit of NIS 3.7 million ($1.05 million) compared to a loss of NIS 9 million for the three months ended Sept. 30, 2021. Net loss for the nine months ended Sept. 30, 2022, was NIS 18.52 million ($5.2 million) compared to NIS 29.2 million for the nine months ended Sept. 30, 2021.

As of Sept. 30, 2022, BiondVax had cash and cash equivalents of NIS 29.4 million ($8.3 million) compared to NIS 54 million as of Dec. 31, 2021.

Unaudited third quarter financial results will be submitted to the Securities and Exchange Commission on Form 6-K. A summary is included in the tables below.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, the company has executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of its vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the timing of future pre-clinical clinical trials, and the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that BiondVax and EIB will not reach agreement with respect to the restructuring of the loan from European Investment Bank; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; the risk that the European Investment Bank may accelerate the loans under its finance contract with BiondVax; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 25, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
	December 31,	September 30,		September 30,
	2021	2021	2022	2022
	Audited	Unaudited		Unaudited
	NIS	N I S		U.S. dollars
CURRENT ASSETS:

Cash and cash equivalents	54,036	34,672	29,444	8,310
Other receivables	1,012	1,426	713	202

Total current assets	55,048	36,098	30,157	8,512

LONG TERM ASSETS:

Property, plant and equipment	38,519	38,607	39,183	11,059
Right-of-use assets	5,588	5,874	4,409	1,244
Restricted cash	444	446	483	136
Other long-term assets	-	-	485	137

Total non-current assets	44,551	44,927	44,560	12,576

Total assets	99,599	81,025	74,717	21,088

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	3,107	3,313	1,054	297
Operating lease liabilities	773	777	1,138	321
Loan from others	-	64,488	863	243
Other payables	3,327	1,693	2,189	618

Total current liabilities	7,207	70,271	5,244	1,479

LONG TERM LIABILITIES:

Operating lease liabilities	5,712	5,905	4,629	1,307
Loan from others	63,252	-	55,390	15,634
Other payables	-	568	-	-
Severance pay liability, net	95	95	95	27

Total long-term liabilities	69,059	6,568	60,114	16,968

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at September 30, 2022, (unaudited) September 30, 2021 (unaudited) and December 31, 2021; Issued and outstanding: 747,153,064 shares at September 30, 2022 (unaudited), 573,285,824 shares at September 30, 2021 (unaudited) and 739,048,544 shares at December 31, 2021	(* )	(* )	(* )	(* )
Share premium	388,104	358,204	392,651	110,824
Accumulated deficit	(364,771)	(354,018)	(383,292)	(108,183)

Total Equity	23,333	4,186	9,359	2,641

Total liabilities and shareholders’ equity	99,599	81,025	74,717	21,088

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2021	2021	2022	2021	2022	2022
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	10,341	2,024	3,992	6,677	14,140	3,991
Marketing, general and administrative	24,528	6,201	3,342	17,208	12,261	3,461
Other income	(40)	-	(11,201)	-	(11,201)	(3,161)

Total operating expenses (income)	34,829	8,225	(3,867)	23,885	15,200	4,291

Operating Income (loss)	(34,829)	(8,225)	3,867	(23,885)	(15,200)	(4,291)
			-
Financial income	5,716	1,980	6,045	2,802	8,829	2,492
Financial expense	(10,865)	(2,801)	(6,165)	(8,142)	(12,150)	(3,429)

Net Profit (loss) and total comprehensive Profit (loss)	(39,978)	(9,046)	3,747	(29,225)	(18,521)	(5,228)

Basic and diluted net Profit (loss) per share	(0.07)	(0.02)	0.01	(0.05)	(0.02)	(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	564,575,967	573,205,607	747,153,064	559,239,052	746,295,693	746,295,693

The notes in the Company’s quarterly report are an integral part of the financial statements. The complete financial results are available in the Form 6-K to be filed with the Securities and Exchange Commission (SEC).

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